SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 2)

SAUER-DANFOSS INC.

(Name of Subject Company)

DANFOSS ACQUISITION, INC.

a wholly owned subsidiary of
DANFOSS A/S

(Names of Filing Persons (offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

804 137 107

(CUSIP Number of Class of Securities)

Anders Stahlschmidt
Vice President and General Counsel
Nordborgvej 81
6430 Nordborg
Denmark
45 7488 2222

with copies to:

William A. Groll
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
Telephone: (212) 225-2000

(Name, Address, and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$689,845,513.50	$94,094.93

*                                         The calculation assumes the purchase of all issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Sauer-Danfoss Inc., a Delaware corporation (the “Company”), other than Shares owned by Danfoss A/S, a corporation organized under the laws of Denmark, and its subsidiaries (collectively, excluding the Company and its subsidiaries, the “Danfoss Group”), at a purchase price of $58.50 per Share, net to the seller in cash. As of February 25, 2013, there were 48,462,518 Shares issued and outstanding, of which 36,629,787 Shares are owned by the Danfoss Group and of which 40,500 Shares are restricted Shares that cannot be tendered in the offer. As a result, this calculation assumes the purchase of 11,792,231 Shares.

**                                  The amount of the filing fee, is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 1 for Fiscal Year 2013 issued by the Securities and Exchange Commission, by multiplying the transaction valuation by 0.0001364.

☒                                  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $94,094.93	Filing Party: Danfoss A/S, Danfoss Acquisition, Inc.
Form or Registration No.: Schedule TO-T	Date Filed: March 15, 2013

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                                  third-party tender offer subject to Rule 14d-1.

☐                                    issuer tender offer subject to Rule 13e-4.

☒                                  going-private transaction subject to Rule 13e-3.

☒                                  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement and Rule 13E-3 Transaction Statement originally filed under cover of Schedule TO (the “Schedule TO”) with the Securities and Exchange Commission on March 15, 2013, as amended and supplemented by Amendment No. 1 filed on March 25, 2013, by Danfoss Acquisition, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Danfoss A/S, a corporation organized under the laws of Denmark (“Parent”).  The Schedule TO relates to the offer to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Sauer-Danfoss Inc., a Delaware corporation (the “Company”), that are not already owned by Parent and its subsidiaries at a price of $58.50 per Share, net to the seller in cash, without interest and less any required withholding taxes, and on the other terms and subject to the conditions specified in the Offer to Purchase dated March 15, 2013 (as amended and supplemented, the “Offer to Purchase”), and in the related Letter of Transmittal, respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). This Amendment No. 2 also constitutes an amendment to the Schedule 13D of Parent and the Purchaser, as previously amended.

The information in the Schedule TO is incorporated in this Amendment No. 2 by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 2.  Capitalized terms used in this Amendment No. 2 without definition shall have the meanings specified in the Schedule TO.

Item 3 of Schedule TO and Item 3 of Schedule 13E-3.  Identity and Background of Filing Person

The following language is hereby inserted following the end of the fourth paragraph on page 56 of the Offer to Purchase under “The Offer—Section 9—Certain Information Concerning the Purchaser and Parent”:

“Bitten & Mads Clausens Fond owns Parent shares representing approximately 85% of the voting power of Parent and approximately 47% of the economic interest in Parent and has the power to elect, at an annual general meeting of Parent’s shareholders, six of the nine members of the Parent Board of Directors. Bitten & Mads Clausens Fond is not a party to any agreement, arrangement or understanding with respect to any securities of the Company.”

Item 5 of Schedule TO and Item 5 of Schedule 13E-3.  Past Contacts, Transactions, Negotiations and Agreements

The second sentence of the third to last paragraph of page 7 of the Offer to Purchase under “Special Factors—Section 1—Background” is hereby amended and restated in its entirety as follows:

“During these discussions, the minority stockholders and representatives of Citi discussed the differing views of the minority stockholders and Parent as to the appropriate valuation of the Company.”

The following language is hereby inserted following the end of the second sentence of the third to last paragraph on page 7 of the Offer to Purchase under “Special Factors—Section 1—Background”:

“During these discussions, the minority stockholders also indicated to representatives of Citi that they would be willing to support a transaction between the Company and Parent at a price in “the low $60s”.”

The following language is hereby inserted as a new paragraph following the sixth paragraph on page 10 of the Offer to Purchase under “Special Factors—Section 1—Background”:

“Bitten & Mads Clausens Fond has not itself engaged in any negotiations, transactions or material contacts during the past two years with the Company or any of the Company’s other affiliates in their capacity as such with respect to any merger, consolidation, tender offer for or other acquisition of any class of the Company’s securities, the election of the members of the Company Board of Directors or the sale or other transaction involving a material amount of assets of the Company. Bitten & Mads Clausens Fond has also not itself engaged in any negotiations or material contacts during the past two years with respect to any of the matters described in the immediately preceding sentence with any other person who would have a direct interest in such matters.”

Item 6 of Schedule TO and Item 6 of Schedule 13E-3.  Purposes of the Transaction and Plans or Proposals

The following language is hereby inserted following the end of the ninth paragraph on page 10 of the Offer to Purchase under “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company”:

“We believe that operational efficiency will be improved and the Company’s ability to produce products to meet market demand will be enhanced by eliminating duplication, reducing complexity and increasing scale, all of which we believe will enhance the combined organization’s ability to improve upon its existing products and develop and bring new products to market.  We also believe that the Company’s balance sheet will be enhanced because we believe the Company will more easily be able to obtain third party financing on acceptable terms as part of the combined organization.”

The following language is hereby inserted as a new paragraph following the second full paragraph on page 12 of the Offer to Purchase under “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company”:

“Bitten & Mads Clausens Fond is not a party to, or otherwise engaged in, the Offer or the Merger. Accordingly, Bitten & Mads Clausens Fond does not have a view as to the purpose of the Offer.”

The first sentence under the caption “Plans for the Company” in “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company” on page 12 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“If the Offer and the Merger are consummated we may reevaluate the corporate structure and strategic initiatives of the Company, or certain elements thereof, such as the role of the Company Board of Directors and the number of directors on the Company Board of Directors.”

The following language is hereby inserted following the end of the first sentence as amended and restated under the caption “Plans for the Company” in “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company” on page 12 of the Offer to Purchase:

“We may also consider implementing joint procurement, joint treasury and other joint administrative operations for the Company and Parent.”

The following language is hereby inserted as a new paragraph following the first full paragraph on page 13 of the Offer to Purchase under “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company”:

“As described in “Special Factors—Section 9—Summary of the Merger Agreement—Charter, Bylaws, Directors and Officers”, upon the consummation of the Merger, the directors of the Purchaser immediately prior to the Effective Time will become the initial directors of the surviving corporation. Following the consummation of the Merger, we expect that the directors of the surviving corporation will continue to be persons affiliated with Parent.”

The following language is hereby inserted as a new sentence following the last sentence of the second full paragraph on page 13 of the Offer to Purchase under “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company”:

“Bitten & Mads Clausens Fond is not a party to, or otherwise engaged in, the Offer or the Merger and, accordingly, has no current plans or proposals and has not itself engaged in any negotiations or discussions with respect to any of the matters described in this subsection “Plans for the Company” under “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company.””

Item 11 of Schedule TO.  Additional Information

The following language is hereby inserted following the end of the third paragraph under the caption “Certain Litigation” in “The Offer—Section 13—Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase:

“On April 1, 2013, the plaintiffs in the Schacher Action and the Steward Action withdrew their respective motions for expedited proceedings.”

Item 7 of Schedule TO and Item 10 of Schedule 13E-3.  Source and Amounts of Funds or Other Consideration

The following language is hereby inserted as a new paragraph following the second paragraph on page 57 of the Offer to Purchase under “The Offer—Section 10—Source and Amount of Funds”:

“Bitten & Mads Clausens Fond is not a party to the Merger Agreement, is not making the Offer and the Offer is not being made on behalf of Bitten & Mads Clausens Fond.  Accordingly, Bitten & Mads Clausens Fond is not obligated to provide any portion of the funds or other consideration to be used in the Offer or the Merger.”

The following language is hereby inserted as a new paragraph following the last full paragraph on page 62 of the Offer to Purchase under “The Offer—Section 14—Fees and Expenses”:

“Bitten & Mads Clausens Fond is not a party to, and is not otherwise engaged in, the Offer or the Merger and does not anticipate incurring any expenses in connection with the Offer or the Merger.”

Item 7 of Schedule 13E-3.  Purposes, Alternatives, Reasons and Effects

The second sentence of the last paragraph on page 10 of the Offer to Purchase under “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company” is hereby amended and restated in its entirety as follows:

“Accordingly, Parent’s consideration of the circumstances affecting the Company, including the inability of the Company to access the credit and debt capital markets on terms acceptable to management, the Company Board of Directors or the Company’s audit committee, and the implications of such circumstances for the Company’s prospects caused Parent to conclude that it was appropriate for Parent to pursue the Offer at this time.”

The following language is hereby inserted following the end of the second sentence of the last paragraph on page 10 of the Offer to Purchase under “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company” as amended and restated:

“Parent also determined to pursue the Offer at this time due to the deleveraging of Parent’s business and improved cash flows, which resulted in Parent having access to an amount of funds on terms acceptable to Parent sufficient to consummate the Offer and the Merger.”

Item 9 of Schedule 13E-3.  Reports, Opinions, Appraisals and Negotiations

The second bullet point on page 19 of the Offer to Purchase under “Special Factors—Section 5—Summary of Citi Presentation” is hereby amended and restated in its entirety as follows:

“•                                    reviewed the Forecast and the Adjusted Forecast, each of which is described in more detail under “Special Factors—Section 6—Certain Company Financial Projections””

The following language is hereby inserted at the beginning of the first full paragraph on page 19 of the Offer to Purchase under “Special Factors—Section 5—Summary of Citi Presentation”:

“Parent informed Citi that, for purposes of its analysis, Citi should assume that Parent would not be a seller of its Shares in the Company under any circumstances. Accordingly, Citi’s review of precedent transactions was limited to minority buy-in transactions and did not include any transactions where the target company was sold in its entirety to an unaffiliated acquiror.”

The first sentence of the first full paragraph on page 19 of the Offer to Purchase under “Special Factors—Section 5—Summary of Citi Presentation” is hereby amended and restated in its entirety as follows:

“The following is a summary of the material financial analyses presented by Citi to Parent in connection with Parent’s evaluation of the Offer and the Merger.”

The following language is hereby inserted following the end of the first full sentence on page 21 of the Offer to Purchase under “Special Factors—Section 5—Summary of Citi Presentation”:

“The transactions reviewed by Citi were the following:

Date Announced	Acquiror	Target

09/20/99	Elyo SA	Trigen Energy Corp.

04/06/00	Citigroup Inc.	Travelers Property Casualty

05/02/00	Security Capital Group	Homestead Village Inc.

05/18/00	Hartford Financial Services	Hartford Life Inc.

06/05/00	Peter Cherry	Cherry Corp.

09/11/00	Phoenix Home Life Mutual	Phoenix Investment Partners

12/15/00	Enron Corp.	Azurix Corp.

01/16/01	Ford Motor Co.	Hertz Corp.

02/06/01	Citicorp Venture Capital	Delco Remy International Inc.

02/15/01	Westfield America Trust	Westfield America Inc.

05/16/01	Benesse Corp.	Berlitz International Inc.

07/11/01	CSFB	CSFBdirect

08/03/01	Electronic Data Systems	Unigraphics Solutions Inc.

10/30/01	Toronto-Dominion Bank	TD Waterhouse Group

12/24/01	Irvin Levy & Family	NCH Corp.

03/18/02	Sabre Holdings Corp.	Travelocity.com Inc.

11/07/02	Samuel J Heyman	International Specialty Products

08/04/03	ICN Pharmaceuticals	Ribapharm Inc.

01/08/04	Barnes & Noble	Barnesandnoble.com

10/19/04	Cox Enterprises	Cox Communications

01/27/05	Danisco A/S	Genencor International

02/21/05	Novarits AG	Eon Labs Inc.

07/01/05	Santos Ltd.	Tipperary Corp.

10/21/05	IYG Holding	7-Eleven Inc.

11/20/06	Toronto-Dominion Bank	TD Banknorth Inc.

02/05/07	VNU / Nielsen	NetRatings Inc.

05/15/07	American Int’l Group Inc.	21st Century Insurance

05/18/07	American Financial Group	Great American Fin’l Resources

11/05/07	Alfa Mutual	Alfa Corp.

12/18/07	Mgmt, Macquarie, GS	Waste Industries USA Inc.

08/06/08	National Mutual Insurance	Nationwide Financial Services

08/18/08	Bank of Tokyo-Mitsubishi UFJ	UnionBanCal Corp

03/11/09	Roche Holding AG	Genentech Inc

09/18/09	Fairfax Financial Holdings Ltd.	Odyssey Re Holdings Corp.

03/21/10	CONSOL Energy Inc.	CNX Gas Corp.

06/21/10	Tilman J. Fertitta	Landry’s Restaurants Inc.

02/07/11	Berkshire Hathaway Inc	Wesco Financial Corp.

04/21/11	CNA Financial Corporation	CNA Surety Corporation

”

The following is hereby inserted as a new paragraph before the first paragraph on page 25 of the Offer to Purchase under “Special Factors—Section 6—Certain Company Financial Projections”:

“The resulting Adjusted Forecast differed from the Forecast, among other things, as follows:

•                  Revenue growth for 2014 and 2015 decreased from 6.4% and 8.4% to 5.0% and 6.0%, respectively

•                  EBIT margin for 2014 and 2015 decreased from 16.3% and 16.8% to 15.5% and 15.0%, respectively

•                  Capital expenditures for 2014 and 2015 increased to 4.0% and 4.2% of revenue, respectively”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 4, 2013

DANFOSS A/S

By:	/s/ Niels B. Christiansen
Name:	Niels B. Christiansen
Title:	President & CEO

By:	/s/ Kim Fausing
Name:	Kim Fausing
Title:	Executive Vice President & COO

DANFOSS ACQUISITION, INC.

By:	/s/ Anders Stahlschmidt
Name:	Anders Stahlschmidt
Title:	Vice President, Secretary & Treasurer